UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Sepracor Inc.

(Name of Subject Company)

Sepracor Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share, and the
Associated Preferred Stock Purchase Rights
(Title of Class of Securities)

817315104
(CUSIP Number of Class of Securities)

Andrew I. Koven, Esq.

Executive Vice President, General Counsel and Corporate Secretary
Sepracor Inc.

84 Waterford Drive
Marlborough, Massachusetts 01752

(508) 481-6700

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

William J. Grant, Jr. Russell L. Leaf Adam M. Turteltaub Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 728-8000 Facsimile: (212) 728-8111	Hal J. Leibowitz Susan W. Murley Lia Der Marderosian Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 Telephone: (617) 526-6000 Facsimile: (671) 526-5000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements Items 4 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on September 15, 2009, by Sepracor Inc., a Delaware corporation (the “Company”), as amended or supplemented from time to time (the “Schedule 14D-9”).  The Schedule 14D-9 relates to the cash tender offer by Aptiom, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Dainippon Sumitomo Pharma Co., Ltd., a company formed under the laws of Japan, to purchase all of the Company’s outstanding Shares at a price of $23.00 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Merger Sub’s Offer to Purchase dated September 15, 2009, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9, under the subsection thereof entitled “(e) Opinion of J.P. Morgan Securities Inc.”, is hereby amended and supplemented by adding the following:

“With respect to J.P. Morgan’s analyses, projected net cash as of December 31, 2009 was assumed to be approximately $463 million, as estimated by the Company’s management.

With respect to J.P. Morgan’s analyses, J.P. Morgan’s estimate of the value of the Company’s NOLs as of December 31, 2009, based on NOL data provided by the Company’s management, was approximately $212 million to approximately $216 million.

With respect to the Selected Public Companies Analysis, Endo Pharmaceuticals Holdings, Inc. and Forest Laboratories, Inc. were deemed most relevant for purposes of comparison to Sepracor because they were characterized by a higher revenue concentration from a more limited number of marketed products, a higher potential for generic competition to key products in the near-term or mid-term, and/or a more limited number of pipeline products in late-stage development than the broader set of specialty pharmaceutical companies that J.P. Morgan considered.

With respect to the broader set of specialty pharmaceutical companies that J.P. Morgan considered in the Selected Public Companies Analysis, eight of which were deemed less relevant for purposes of comparison to Sepracor and two of which (Endo Pharmaceuticals Holdings Inc. and Forest Laboratories, Inc.) were deemed more relevant for purposes of comparison to Sepracor, J.P. Morgan’s analysis showed the following:

Benchmark	Mean		Median
FV/2009E EBITDA	6.7	x	6.7	x
FV/2010E EBITDA	6.4	x	5.7	x
2009E P/E	11.4	x	9.8	x
2010E P/E	10.7	x	9.5	x

Precedent Transactions Analysis.  J.P. Morgan reviewed, solely for reference purposes, information regarding selected recent precedent transactions with a value greater than $500 million which involved the acquisition of companies in the specialty pharmaceuticals and biotechnology sectors.  J.P. Morgan noted that this analysis was not relevant for valuation purposes because none of the companies acquired in the analysis was sufficiently comparable to the Company.

Using publicly available information, J.P. Morgan reviewed for each of the transactions in the specialty pharmaceuticals sector:

•                  firm value as a multiple of estimated revenue (“Revenue”), for the first year (“Year 1”) and second year (“Year 2”) following the date on which the transaction was announced, which is referred to below as “FV/Year 1 Revenue” and “FV/Year 2 Revenue”, respectively; and

•                  firm value as a multiple of EBITDA for the first year and second year following the date on which the transaction was announced, which is referred to below as “FV/Year 1 EBITDA” and “FV/Year 2 EBITDA”, respectively.

J.P. Morgan’s analysis of the transactions in the specialty pharmaceuticals sector showed the following:

Benchmark	Mean		Median
FV/Year 1 Revenue	3.63	x	3.56	x
FV/Year 2 Revenue	3.25	x	2.99	x
FV/Year 1 EBITDA	12.4	x	12.4	x
FV/Year 2 EBITDA	12.1	x	12.5	x

Using publicly available information, J.P. Morgan reviewed for each of the transactions in the biotechnology sector:

•                  firm value as a multiple of Revenue for the first year, second year, third year (“Year 3”) and fourth year (“Year 4”) following the date on which the transaction was announced, which is referred to below as “FV/Year 1 Revenue”, “FV/Year 2 Revenue”, “FV/Year 3 Revenue” and “FV/Year 4 Revenue”, respectively.

J.P. Morgan’s analysis of the transactions in the biotechnology sector showed the following:

Benchmark	Mean		Median
FV/Year 1 Revenue	11.13	x	9.44	x
FV/Year 2 Revenue	12.86	x	10.88	x
FV/Year 3 Revenue	9.1	x	6.8	x
FV/Year 4 Revenue	7.7	x	7.1	x”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the third and fourth sentences of the last paragraph under the heading “(f) Opinion of Jefferies & Company, Inc.—(i) Selected Company Analysis” on page 39 with the following:

“Jefferies then applied a selected range of calendar years 2009 and 2010 estimated EBITDA multiples derived from the selected companies of 4.5x to 6.0x and 4.0x to 5.5x, respectively, to corresponding data of the Company.  Jefferies also applied a selected range of calendar years 2009 and 2010 estimated adjusted EPS multiples derived from the selected companies of 8.0x to 10.0x and 7.5x to 9.5x, respectively, to corresponding data of the Company (as adjusted to take into account a normalized tax rate per the Company’s management), and then added to the resulting implied per share equity value reference ranges for the Company the per share amount of the present value of NOLs anticipated by the Company’s management to be utilized by the Company.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second sentence of the last paragraph under the heading “(f) Opinion of Jefferies & Company, Inc.—(ii) Selected Precedent Transactions Analysis” on page 40 with the following:

“Jefferies then applied a selected range of one-year forward EBITDA multiples derived from the selected transactions of 6.0x to 8.0x to the Company’s calendar year 2010 estimated EBITDA.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second sentence of the paragraph under the heading “(f) Opinion of Jefferies & Company, Inc.—(iii) Discounted Cash Flow Analysis” on page 40 with the following:

“Jefferies calculated a range of implied present values (as of December 31, 2009) of the standalone unlevered, after-tax free cash flows (derived as operating income, plus amortization and depreciation, less taxes and capital expenditures and other adjustments for changes in balance sheet accounts) that the Company was forecasted to generate during calendar years 2010 through 2019 and of terminal values for the Company based on the Company’s calendar year 2019 unlevered free cash flow (as adjusted for certain non-recurring items per the Company’s management).”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence at the end of the first paragraph under the heading “(f) Opinion of Jefferies & Company, Inc.—(v) Miscellaneous” on page 41:

“During the two years preceding the date of Jefferies’ opinion, Jefferies did not have any significant financial advisory relationships with the Company or Parent.”

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the final sentence of the first paragraph under the heading “(h) Financial Projections.—(i)  “Unadjusted Case”—Non-Probability- and Non-Risk-Adjusted Projections.” as follows:

“The “Unadjusted Case” projections set forth below were provided to Parent and Merger Sub and other potential buyers and consisted of the following estimates of financial performance for the period from 2009 through 2015.”

Item 8 is hereby further amended and supplemented by amending and restating the section under the heading “(h) Financial Projections.—(ii)  “Risk-Adjusted Case”—Probability- and Risk-Adjusted Projections.” in its entirety to read as follows:

“The Company’s management also prepared “Risk-Adjusted Case” projections for the purpose of evaluating the offer from Parent and other potential buyers.  The projections below represent the “Risk-Adjusted Case” projections that were prepared by the Company’s management to reflect a product-by-product estimate of the likelihood of regulatory approval and successful commercialization, including the potential future competitive environment and management’s product-by-product estimate of patent life and patent product exclusivity, revenue, research and development and other costs, profit and loss and cash flow assumptions, including alternate scenarios and probability of occurrence of those alternate scenarios for specific products.  The projections below assume full retention of all identified pipeline products.  The “Risk-Adjusted Case” projections were made available to J.P. Morgan and Jefferies in connection with their respective financial analyses.  The “Risk-Adjusted Case” projections consisted of the following estimates of financial performance:

	Fiscal Year Ending December 31,
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
	(Millions of dollars)
Revenue
Marketed Products	$1,148	$1,252	$1,312	$1,244	$800	$521	$370	$395	$374	$203	$115
Pipeline Products	0	14	33	117	297	606	992	1,251	1,440	1,585	926
Other Revenue	114	129	159	187	141	133	130	120	106	92	70
Total Revenue	1,262	1,396	1,505	1,549	1,238	1,260	1,492	1,765	1,919	1,879	1,111
Earnings Before Interest and Taxes	202	318	340	349	191	175	247	370	413	404	265
Non-GAAP Net Income	312	346	391	392	153	148	197	286	324	326	248

The projected Non-GAAP Net Income in the table above excludes milestone payments, restructuring charges, and other non-recurring or one-time items as well as amortization and certain interest and tax expenses.”

Item 8 is hereby further amended and supplemented by adding the following paragraph below the second paragraph under the heading “(i) Litigation.”:

“On September 23, 2009, another action purporting to be brought on behalf of a class of stockholders of the Company, captioned John Perrotta v. Sepracor, Inc., et al., No. 1:09-cv-11585 (filed September 23, 2009), was filed in Massachusetts Federal District Court alleging that the members of the Board breached their fiduciary duties to the Company’s stockholders by, among other things, failing to take steps to maximize shareholder value and taking steps to avoid competitive bidding in connection with the Tender Offer and that the Company, Parent and Merger Sub aided and abetted the purported breaches of fiduciary duties.  The complaint further alleges that the Company violated the Exchange Act by omitting and misrepresenting facts in the Schedule 14D-9.  The plaintiffs in this action request, among other things, to enjoin the Tender Offer and Merger until the Company adopts or implements a procedure or process to obtain the highest possible price for the shareholders.

On September 25, 2009, the Massachusetts Superior Court granted Defendants’ Motion to Stay the Giaquinto Action pending the outcome of the Delaware litigation.

On October 2, 2009, parties to the consolidated Delaware Chancery Court action executed a Memorandum of Understanding (“MOU”), pursuant to which, inter alia, Sepracor would make additional public disclosures (which are incorporated into this Amendment No. 2), and all claims in the consolidated Delaware Chancery Court action would be dismissed in accordance with the terms of the MOU. The settlement of the consolidated Delaware Chancery Court action is subject to negotiation of definitive settlement documentation and approval by the Delaware Court of Chancery and is conditioned upon consummation of the merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEPRACOR INC.

By:	/s/ Adrian Adams

Name:	Adrian Adams
Title:	President and Chief Executive Officer

Dated:  October 2, 2009